Exhibit 99.1
RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street
Netanya 4250407, Israel
__________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Thursday, April 16, 2015 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

1.
Approval of the increase of our authorized share capital by NIS 200,000, such that following the increase, the authorized share capital shall equal NIS 450,000 divided into 30,000,000 ordinary shares, par value NIS 0.015 each, and approval of related amendments to our Memorandum and Articles of Association; and

2.
Approval of certain proposed transactions with Mr. Howard P.L. Yeung, our controlling shareholder directly or through Faith Content Development, or FCD, an entity controlled by Mr. Yeung, and with Mr. Ben Zion Gruber, a director of our company, which may result in Mr. Yeung becoming a holder of more than 45% of our outstanding shares, and the issuance of shares pursuant to the transactions.

These actions are intended to facilitate the re-financing of the debt owed to our shareholders that was incurred and accrued during our company’s extensive  research and development efforts in the years 2011 to 2014 and to provide additional working capital to fund our operations in the near future.

Our Board of Directors recommends that you vote in favor of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on March 9, 2015 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.
By Order of the Board of Directors, Herzle Bodinger, Chairman of the Board of Directors
Netanya, Israel March 12, 2015

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street
Netanya 4250407, Israel
__________________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, April 16, 2015 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card, are being mailed to shareholders on or about March 12, 2015.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters (i) approval of the increase of our authorized share capital by NIS 200,000, such that following the increase, the share capital shall equal NIS 450,000 divided into 30,000,000 ordinary shares, par value NIS 0.015 each, and approval of related amendments to the our Memorandum and Articles of Association; (ii) approval of certain proposed transactions with Mr. Howard P.L. Yeung, our controlling shareholder directly or through Faith Content Development, or FCD, an entity controlled by Mr. Yeung, and with Mr. Ben Zion  Gruber, a director of our company, which may result in Mr. Yeung becoming a holder of more than 45% of our outstanding shares and the  issuance of shares pursuant to the transactions.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.015 each, as of the close of business on March 9, 2015, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of March 9, 2015, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,988,396 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

Proposal I requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least 75% of the votes actually cast with respect to the proposal.

Proposal II requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of this proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in our company.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of March 9, 2015 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Howard P.L. Yeung (3)	3,572,019	39.74%
Horsham Enterprises Ltd.	450,029	5%
Herzle Bodinger	--	--
Elan Sigal	--	--
Adrian Berg )	1,533	*
Roy Kui Chuen Chan	1,533	*
Ben Zion Gruber	--	--
Michael Letchinger	--	--
Nurit Mor	--	--
All directors and executive officers as a group (11 persons)	7,066	*
____________________
*           Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,988,396 ordinary shares issued and outstanding as of March 9, 2015.

(3)
Includes 450,029 ordinary shares held of record by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands.  Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd.  Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held of record by Horsham Enterprises Ltd.

I.  APPROVAL OF THE INCREASE OF OUR AUTHORIZED SHARE CAPITAL
(Item 1 on the Proxy Card)

Our authorized share capital is NIS 250,000 divided into 16,666,667 ordinary shares, par value NIS 0.015 each, or the Ordinary Shares. As of March 12, 2015, 8,988,396 Ordinary Shares were issued and outstanding.

Our Board of Directors recommends that our shareholders increase our authorized share capital by NIS 200,000; such that following the increase, the authorized share capital of our company shall equal NIS 450,000 divided into 30,000,000 Ordinary Shares.

The Board believes that the proposed increase in our share capital is necessary to ensure that we will have a sufficient number of Ordinary Shares available to pursue the proposed financings and transactions as further detailed below.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of our company and our shareholders:

"RESOLVED to approve the increase of our authorized share capital by NIS 200,000, such that following the increase, the share capital shall equal NIS 450,000 divided into 30,000,000 ordinary shares, par value NIS 0.015 each, and to amend the Memorandum of Association and Articles of Association to reflect such increase.”

The affirmative vote of 75% of the Ordinary Shares voting on this proposal in person or by proxy is required in order to approve the above resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

II. APPROVAL OF CERTAIN TRANSACTIONS WITH MR. HOWARD P. L. YEUNG, OUR
CONTROLLING SHAREHOLDER, AND WITH MR. BENZION GRUBER, A DIRECTOR, AND
RELATED ISSUANCES OF SHARES
(Item 2 on the Proxy Card)

As a consequence of our need to invest in research and development, we incurred significant bank debt and sold equity and debt securities in private placements to fund our operating requirements.  Faith Content Development Limited, or FCD, a company controlled by Mr. Yeung, our controlling shareholder, and Mr. Ben Zion Gruber, a shareholder and member of our board of directors, or the Lenders, provided us with loans which are secured by second degree liens over all of our properties.  We have not timely and fully repaid the principal and interest due on a portion of these loans, or the Debt, and therefore they are subject to acceleration upon the demand of the Lenders.  However, we reached a standstill agreement with the Lenders, or the Standstill Agreement, according to which, except under extraordinary circumstances, they will not take any action to accelerate the loans. The forbearance period created under the Standstill Agreement expired on January, 31 2015.  As a result, the Debt is immediately due and payable. The Debt consists of US$ 7,850,000 in principal and US$ 1,398,630 of interest owed to FCD and US$ 270,000 of principal and US$ 29,700 in interest owed to Mr. Gruber, or US$ 9,548,330 in total for both Lenders.

We do not have sufficient funds to repay the Debt, and we do not expect to generate sufficient funds to repay the Debt in the near future. If we fail to restructure the Debt, we will be exposed to claims by the Lenders to liquidate our company and there will be substantial doubt about our ability to continue as a “going concern”.

These consequences may be avoided if we can induce the Lenders to amend and further extend the Standstill Agreement through August 31, 2016. Therefore, we have negotiated and agreed with the Lenders on an outline of the amendments and actions that will allow the continuation of the Standstill Agreement as further described below.

First, we intend to offer new Ordinary Shares of our company in a registered public offering in order to raise up to approximately US$ 13 million (the "Offering"). Under the negotiated terms, the Lenders will have the right to participate in the Offering on the same terms as the underwriter or placement agent for the Offering will establish.

The proceeds of such Offering, if successful, will be used as follows: (i) the payment of an agreed amount of $100,000 to FCD on account of expenses incurred by FCD in the course of our negotiations, including the fees and expenses of its financial and legal advisers and for fees and expenses to be incurred in connection with the independent valuation of our company and negotiation and documentation of the restructuring process, or the FCD Expenses; (ii)  repayment of the accrued interest associated with the Debt (including withholding taxes), and thereafter the principal of the Debt (pari passu to FCD and Mr. Gruber); and (iii) the remainder for working capital for our company.

 In the event the Lenders agree to participate in the Offering to an extent that would result in the Offering not being deemed to be a “Public Offering” under the federal securities laws, the Lenders will have the right to subscribe for the shares that were to be offered in the Offering in a private placement, or the Private Placement. The proceeds of such Private Placement will be used in the same manner as described above.

In the event that by September 30, 2015 the Offering or the Private Placement is not completed, or if the proceeds of the Offering or the Private Placement are insufficient to repay the Debt in full, the Lenders shall, on a pro rata basis be entitled to convert some or all of the remaining Debt, at such time and from time to time into our ordinary shares, or the Conversion. The terms of the Conversion are as follows: (i) the minimum amount to be converted at any one time is US$300,000 of Debt; (ii) the share issue price will be the lower of $1.00 or 15% below the preceding 7 days VWAP (volume weighted average price); and (iii) any unconverted Debt will continue to be subject to the terms of the extended Standstill Agreement (as detailed below). In addition, we will enter into a registration rights agreement, or the Registration Rights Agreement, with the Lenders that will provide the Lenders with the right to demand from us that we file a shelf registration statement on Form F-3 at our expense and that we keep the registration statement continuously effective for such period as may be designated by the Lenders until they may freely resell the shares covered by the shelf registration statement.

The Lenders have agreed that if the above terms are adopted by our shareholders, the forbearance period under the Standstill Agreement will be extended until August 31, 2016. In such event, the annual interest rate (on all of the unpaid principal amounts) will be equal to the six months LIBOR rate+ 9% commencing as of February 1, 2015.

It should be emphasized that in the event that the requisite shareholder vote is not obtained, neither FCD nor Mr. Gruber will be required to proceed with any extension of the Standstill Agreement, or the provision of any support letter.

The participation of Mr. Yeung or FCD in the Private Placement or the Conversion of FCD's portion of the Debt as described above may result in Mr. Yeung (directly and through FCD and other affiliates) becoming a holder of more than 45% of our outstanding shares. Pursuant to the Israeli Companies Law, 5759-1999, or the Companies Law, an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company unless there is already another 45% or greater shareholder of the company.  However, if such acquisition is made in a private placement (including by means of conversion of outstanding loans) that received shareholder approval as a private placement intended to allow the participant to hold 45% or more of the voting rights in the company (if there is no other shareholder holding 45% or more of such voting rights) such tender offer will not be required.  The purpose of the Private Placement and the Conversion as described above are also to allow Mr. Yeung to become a holder of 45% or more of our outstanding shares. Accordingly, if our shareholders approve the Private Placement, and the terms of the Conversion described above, Mr. Yeung's holdings may cross the 45% threshold described above without the need to conduct a tender offer.

Pursuant to NASDAQ Listing Rule 5635(d), the issuance of shares in connection with the Private Placement or the Conversion described above, where such issuance equals 20% or more of our company’s outstanding ordinary shares, before the issuance, requires shareholder approval. The contemplated Offering, Private Placement or Conversion (as the case may be) will likely result in an in issuance in excess of 20% of our ordinary shares. Although we may elect to follow home country practices in connection with the requirements for shareholder approval, our Board of Directors resolved to submit the issuance of shares for shareholder approval as part of the approval of the transactions described above. However, we may in the future elect to choose home country practices in connection with issues requiring shareholder approval, including the issuances of shares, in circumstances similar to, or more material than the current proposal.

Under the Companies Law, the terms of an extraordinary transaction with a controlling shareholder, including with an entity controlled by a controlling shareholder or his or her relative, must be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).

Our Audit Committee has thoroughly reviewed the proposed transactions and retained the services of an independent financial adviser in connection with such review. Our Audit Committee and Board of Directors, after due inquiry, believe that the proposed transactions are in the best interests of our company and our shareholders.  Accordingly, our Audit Committee and Board of Directors recommend that our shareholders vote in favor of the proposals.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

RESOLVED, to approve the transactions with FCD and Mr. Yeung, our controlling shareholder, and with Mr. Gruber, our director, in accordance with the terms and conditions set forth above, in all their aspects, including the payment of FCD Expenses, the Offering,  the  Private Placement and the Conversion (and the related intention to allow Mr. Yeung to hold 45% or more of the voting rights in the company), the execution of the Registration Rights Agreement, the extension of the Standstill Agreement and the issuance of shares that equals 20% or more of our company’s outstanding ordinary shares, before the issuance, pursuant to the transactions.

The approval of the above proposal requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in the company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is required to notify us if he, she or it has a Personal Interest in connection with this proposal as a condition for his or her vote to be counted with respect to this proposal.

If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this proposal, his, her or its vote with respect to this proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (a) a personal interest arising solely from the fact of holding shares in the company or in a body corporate; or (b) a personal interest that is not a result of connections with a controlling shareholder.

The Board of Directors recommends a vote FOR the foregoing resolution.
By Order of the Board of Directors, Herzle Bodinger, Chairman of the Board of Directors

Dated: March 12, 2015